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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                                      UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         SHELBOURNE PROPERTIES II, INC.
                            (Name of subject company)


                         SHELBOURNE PROPERTIES II, INC.
                        (Name of person filing statement)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (Including the associated preferred share purchase rights)
                         (Title of class of securities)

                                    821374105
                      (CUSIP Number of class of securities)


                               Richard J. McCready
                         c/o First Winthrop Corporation
                           7 Bulfinch Place, Suite 500
                                Boston, MA 02114
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
                                    Copy to:
                                 Peter D. Lyons
                              Christa A. D'Alimonte
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on July 10, 2002 by Shelbourne Properties II, Inc., a Delaware corporation (the "Company"), and Amendment No. 1 to Schedule 14D-9 filed with the SEC on July 12, 2002 by the Company (collectively, the "Schedule 14D-9"), relating to the tender offer by HX Investors, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 268,444 issued and outstanding shares of common stock, par value $0.01 per share, of the Company, at a purchase price of $62.00 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Purchaser with the SEC on July 5, 2002.

         The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.


Item 8.  Additional Information

         The press release attached hereto as Exhibit (a)(7) is incorporated herein by reference.

Item 9.  Exhibits

         The following Exhibit is filed herewith:

Exhibit
No.                Description
-------            -----------

(a)(7)             Press release issued by the Company on July 19, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           SHELBOURNE PROPERTIES II, INC.


Dated:  July 19, 2002                      By:  /s/ Richard J. McCready
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                                                    Richard J. McCready
                                                    Secretary